SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-1-2005 (MM/DD/YY) AND ENDING 8-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FactSet Data Systems Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Merritt 7
(No. and Street)

Norwalk (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maurizio Nicolelli 203-810-1586
(Area Code – Telephone Number)

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Atlantic Street (Address) Stamford (City) CT (State) 06901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 31 2006
WASH, D.C.
210

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

SHERRIE WRIGHT
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.

Financial Statement
August 31, 2006

FactSet Data Systems, Inc.
Index to Financial Statements and Supplemental Schedules
August 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc: has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

October 24, 2006

FactSet Data Systems, Inc.
Statement of Financial Condition
August 31, 2006

Assets		
Cash and cash equivalents	$	3,051,596
Investments		13,543,775
Receivables from clients, net of reserves of $550,000		8,607,377
Receivables from clearing broker		698,817
Receivable from parent company		3,012,615
Total Assets		28,914,180
Liabilities and Shareholder's Equity		
Current liabilities		
Deferred fees		6,912,293
Shareholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2006		9
Capital in excess of par value		24,991
Retained earnings		21,976,887
Total shareholder's equity		22,001,887
Total Liabilities and Shareholder's Equity	$	28,914,180

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company, in accordance with an arrangement with the Parent, facilitates the payment for services in commissions to allow clients to purchase integrated research services from its Parent using commissions on securities transactions. Commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through one external clearing broker. A client directs the clearing broker at the time it executes a securities transaction, to credit the commission on the transaction to the Company's account.

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes, receivable reserves, contingent liabilities and receivable from parent. Actual results could differ from those estimates.

Revenue Recognition
Commission revenue is earned each month as the service is rendered to clients, according to the specific subscription and the number of workstations deployed for such month. Clients are generally invoiced monthly, in arrears, to reflect the actual services rendered to them. A provision is made to allow for billing adjustments as a result of cancellation of service or reduction in number of workstations. Such provisions are accounted for as a reduction of revenue, with a corresponding reduction to receivables.

Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions are reflected on the statement of financial condition as receivables from clients, net and receivables from clearing broker. Amounts that have been received through commissions on securities transactions that are in excess of earned subscription revenues are reflected on the statement of financial condition as deferred fees.

Client payments rendered in commissions are collected on the Parent's behalf by the Company. When payment for services is remitted through its external clearing broker, which has an agreement with the Company, the clearing broker charges the Company a clearing fee for its service, which the Company recovers from its clients who choose this payment option, as disclosed above. Clearing fees are recorded as a reduction to revenues in the period incurred, at the time that a client executes securities transactions through the clearing broker. The Company earns the right to recover the clearing fee from its clients at the time the securities transactions are executed, which is the period in which the clearing fees are incurred.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company. In addition, office and data center facilities and computer equipment are provided to the Company by the Parent. The agreement stipulates that an allocation of 95% of the Company's revenues, net of clearing fees, be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits at a major financial institution and money market investments with maturities of three months or less at the date of acquisition and are reported at fair value.

Investments
The Company maintains a portfolio of investments which, under the investment guidelines established by the Company, are managed by third-party firms. Eligible investments include obligations issued by the United States Treasury and other governmental agencies, money market securities and highly rated commercial paper. Investments are reported at fair value determined from readily available quoted market prices. The investment balance is comprised of $8,977,363 in government securities, $3,454,533 of municipal securities and $1,111,879 of corporate bonds as of August 31, 2006.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax liability by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. The effective tax rate differs from the statutory federal income tax rate due primarily to the effect of state and local taxes which increases the rate by 2.5%. Tax liabilities payable to the Parent as of August 31, 2006 totaled $1,057,745 and are recorded as part of the intercompany account settlement.

3. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). The Company claims exemption under Rule 15c3-3(k)(2)(ii). At August 31, 2006, the Company had net capital of $10,049,335, which was $9,588,516 in excess of its minimum net capital requirement of $460,819. The ratio of aggregate indebtedness to net capital was 0.69 to 1.

4. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of clients of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. As of August 31, 2006, the Company has never experienced significant losses, and therefore, has recorded no liability with regard to that right. The receivable from clearing broker represents a concentration of credit risk and relates to securities transactions cleared through one correspondent broker.